Page 1 of 22 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                   KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                 (212) 759-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 16, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 482689205                                           Page 2 of 22 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Mona Kalimian
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               204,750
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        204,750
                        --------------------------------------------------------
                  10    Shared Dispositive Power


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      204,750
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.95%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 22 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                                   KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                 (212) 759-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 16, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 482689205                                           Page 4 of 22 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Mark D. Kalimian
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               26,225
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        26,225
                        --------------------------------------------------------
                  10    Shared Dispositive Power


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      26,225
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.38%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 22 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                                   KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                 (212) 759-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 16, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 482689205                                           Page 6 of 22 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Linda Berley
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               20,150
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        20,150
                        --------------------------------------------------------
                  10    Shared Dispositive Power


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      20,150
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.29%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 7 of 22 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                                   KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                 (212) 759-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 16, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 482689205                                           Page 8 of 22 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Candlewood Trust, Morad Kalimian, Trustee
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               142,800
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        142,800
                        --------------------------------------------------------
                  10    Shared Dispositive Power


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      142,800
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |X|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.03%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO (Trust)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 9 of 22 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                                   KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                 (212) 759-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 16, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 482689205                                          Page 10 of 22 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Caroline Berley 1994 Credit Shelter Trust, Mona Kalimian, Trustee
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               21,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        21,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      21,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.30%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO (Trust)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 11 of 22 Pages

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                   KTI, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   482689205
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Mark D. Kalimian
                              c/o Abington Holding
                                950 Third Avenue
                               New York, NY 10022
                                 (212) 759-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 16, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 482689205                                          Page 12 of 22 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Alexander Berley 1994 Credit Shelter Trust, Mona Kalimian, Trustee
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               21,000
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        21,000
                        --------------------------------------------------------
                  10    Shared Dispositive Power


--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      21,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      0.30%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO (Trust)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of KTI, Inc., a New Jersey corporation (the "Company"). This statement constitutes Amendment No. 3 to the Schedule 13D of Mona Kalimian, Mark D. Kalimian, Linda Berley, Candlewood Trust, Caroline Berley 1994 Credit Shelter Trust and the Alexander Berley 1994 Credit Shelter Trust originally filed with the Commission on August 4, 1995 ("Initial Filing") and which was amended and restated on October 4, 1996 (the "Amended and Restated 13D") in accordance with Rule 13d-2(c) and amended by Amendment No. 2 thereto filed with the Commission on October 17, 1996 (the "Second Amendment"). Except as disclosed herein, there has been no change in the information previously reported in the Second Amendment. Capitalized terms not defined herein shall have the meanings ascribed to them in the Amended and Restated 13D.

Item 5. Interest in Securities of the Issuer

      Item 5 is amended by the following:

      (a) deleting the first paragraph of Item 5 and by adding the following in place thereof:

      "According to the Company's Quarterly Report on Form 10Q for the period ended March 31, 1997, the Company has 6,907,262 shares of Common Stock outstanding as of May 12, 1997."

      (b) deleting the first paragraph under the caption "Mona Kalimian" and by adding the following in place thereof:

      "As of the date hereof, the Reporting Person Mona Kalimian is the beneficial owner of 204,750 shares of Common Stock, or 2.95% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Of such 204,750 shares of Common Stock, 162,750 shares of Common Stock are owned directly. Mrs. Kalimian has sole voting and dispositive power with respect to these 162,750 shares."


                                                            Page 13 of 22 Pages

      (c) adding the following after the last paragraph under the caption "Mona Kalimian":

      "Since the filing of the Second Amendment, Mona Kalimian (i) received as a stock dividend issued by the Company on March 14, 1997 (the "Dividend"), 8,750 shares of Common Stock and (ii) sold on the open market, shares of Common Stock in the amounts and for the sale prices per share as follows:

                              Number of Shares
      Date                          Sold                    Sale Price
      ----                          ----                    ----------

      March 7, 1997                 1,000                      $9 1/4
      March 10, 1997                2,000                       9 1/4
      March 10, 1997                2,000                       9 1/4
      March 11, 1997                2,000                       9 3/8
      March 11, 1997                3,000                       9 3/16
      March 11, 1997                5,000                       9 3/8
      June 12, 1997                 5,000                       9
      June 12, 1997                 5,000                       9
      June 12, 1997                 5,000                       9
      June 16, 1997                 6,000                       9 1/8

      Additionally, in connection with the Dividend, the number of shares of stock underlying the Warrants were increased by 5% and the Exercise Price of the Warrants was reduced by 5% (the "Warrant Adjustment"). Accordingly, the number of shares of Common Stock underlying the Warrants indirectly beneficially owned by Mrs. Kalimian as sole trustee of both the Caroline Trust and the Alexander Trust increased by 2,000 shares and the Exercise Price of the Warrants was reduced to approximately $5.48 per share."

      (d) deleting the first paragraph under the caption "Mark Kalimian" and by adding the following in place thereof:

      "As of the date hereof, the Reporting Person Mark Kalimian is the beneficial owner of 26,225 shares of Common Stock, or 0.38% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Mr. Kalimian has sole voting and dispositive power with respect to these shares."

      (e) adding the following after the last paragraph under the caption "Mark Kalimian":

      "Since the filing of the Second Amendment, Mark Kalimian (i) received in connection with the Dividend, 1,725 shares of Common Stock and (ii) sold on the open market, shares of Common Stock in the amounts and for the sale prices per share as follows:


                                                             Page 14 of 22 Pages

                              Number of Shares
      Date                          Sold                    Sale Price
      ----                          ----                    ----------

      March 3, 1997                 10,000                      $9
      June 12, 1997                  5,000                       9
      June 12, 1997                  5,000                       9

      (f) deleting the first paragraph under the caption "Linda Berley" and by adding the following in place thereof:

      "As of the date hereof, the Reporting Person Linda Berley is the beneficial owner of 20,150 shares of Common Stock, or 0.29% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Ms. Berley has sole voting and dispositive power with respect to these shares."

      (g) adding the following after the last paragraph under the caption "Linda Berley":

      "Since the filing of the Second Amendment, Linda Berley (i) received in connection with the Dividend, 1,150 shares of Common Stock and (ii) sold on the open market, shares of Common Stock in the amounts and for the sale prices per share as follows:

                              Number of Shares
      Date                          Sold                          Sale Price
      ----                          ----                          ----------

      February 28, 1997             2,500                            $9
      March 4, 1997                 2,500                             9
      March 6, 1997                 5,000                             9
      June 12, 1997                 4,000                             9

      (h) deleting the first paragraph under the caption "Candlewood Trust" and by adding the following in place thereof:

      "As of the date hereof, the Reporting Person Candlewood Trust is the beneficial owner of 142,800 shares of Common Stock, or 2.03% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Morad Kalimian, as sole trustee of the Candlewood Trust, has sole voting and dispositive power with respect to these shares."

      (i) adding the following after the last paragraph under the caption "Candlewood Trust":

      "Since the filing of the Second Amendment, and as a result of the Warrant Adjustment, the number of shares underlying Warrants held by the Candlewood Trust increased by 6,800 shares and the Exercise Price of the Warrants was reduced to approximately $5.48 per share."

      (j) deleting the first paragraph under the caption "Caroline Trust" and by adding the following in place thereof:


                                                             Page 15 of 22 Pages

      "As of the date hereof, the Reporting Person Caroline Trust is the beneficial owner of 21,000 shares of Common Stock, or 0.30% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Mrs. Kalimian as sole trustee of the Caroline Trust, has sole voting and dispositive power with respect to these shares."

      (k) adding the following after the last paragraph under the caption "Caroline Trust":

      "Since the filing of the Second Amendment, and as a result of the Warrant Adjustment, the number of shares underlying Warrants beneficially owned by the Caroline Trust increased by 1,000 shares and the Exercise Price of the Warrants was reduced to approximately $5.48 per share."

      (l) deleting the first paragraph under the caption "Alexander Trust" and by adding the following in place thereof:

      "As of the date hereof, the Reporting Person Alexander Trust is the beneficial owner of 21,000 shares of Common Stock, or 0.30% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1). Such ownership is direct. Mrs. Kalimian as sole trustee of the Caroline Trust, has sole voting and dispositive power with respect to these shares."

      (m) adding the following after the last paragraph under the caption "Caroline Trust":

      "Since the filing of the Second Amendment, and as a result of the Warrant Adjustment, the number of shares underlying Warrants beneficially owned by the Alexander Trust increased by 1,000 shares and the Exercise Price of the Warrants was reduced to approximately $5.48 per share."


                                                             Page 16 of 22 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1997                      /s/ Mona Kalimian
-------------                      -----------------
Date                               Signature


                                   Mona Kalimian
                                   -----------------
                                   Name


                                                             Page 17 of 22 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1997                       /s/ Mark D. Kalimian
------------------                  --------------------
Date                                Signature


                                    Mark D. Kalimian
                                    --------------------
                                    Name


                                                             Page 18 of 22 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1997                       /s/ Linda Berley
------------------                  --------------------
Date                                Signature


                                    Linda Berley
                                    --------------------
                                    Name


                                                             Page 19 of 22 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1997                       /s/ Morad Kalimian
------------------                  ------------------------------
Date                                Morad Kalimian, as trustee for
                                    the Candlewood Trust


                                                             Page 20 of 22 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1997                       /s/ Mona Kalimian
------------------                  -------------------------------
Date                                Mona Kalimian, as trustee for
                                    the Caroline Berley 1994 Credit
                                    Shelter Trust


                                                             Page 21 of 22 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 1997                       /s/ Mona Kalimian
------------------                  -----------------------------
Date                                Mona Kalimian, as trustee for
                                    the Alexander Berley 1994
                                    Credit Shelter Trust


                                                             Page 22 of 22 Pages